                                                                    Exhibit 99.1

[AEGON LOGO APPEARS HERE]                                                 064493

                                                                   PRESS RELEASE

AEGON TO SELL MOST OF TRANSAMERICA FINANCE CORPORATION'S COMMERCIAL LENDING BUSINESS TO GE COMMERCIAL FINANCE

AEGON N.V. today announced it has reached an agreement, through its subsidiary Transamerica Finance Corporation (TFC), to sell most of TFC's commercial lending business to GE Commercial Finance, the business-to-business financial services unit of the General Electric Company, for a total payment of approximately USD
5.4 billion*. The sale price represents a premium over net receivables of USD
0.3 billion and results in an after-tax book gain of around USD 0.25 billion under Dutch Accounting Principles, which will be added directly to shareholders' equity, and will not be included in net income. The transaction is expected to close before year-end 2003.

Under the terms of the agreement, AEGON will sell all of those TFC business units that provide distribution financing (including inventory floorplan financing) for manufacturers and dealers, as well as equipment financial services and specialty finance units that engage in leasing and commercial loan financing for equipment, real estate, technology companies and international structured finance. The transaction covers USD 8.5 billion of managed assets and includes the repayment of USD 3.8 billion of TFC's debt. Approximately USD 2.4 billion of this debt has been provided internally by AEGON. The units being sold, acquired in 1999 as part of AEGON N.V.'s acquisition of Transamerica Corporation, include approximately 1,700 employees and serve customers primarily in North America and Europe.

TFC's commercial lending operations, most of which is currently being sold, contributed EUR 94 million, before funding costs on the related raised debt, to AEGON's net income in 2002.

This transaction is consistent with AEGON's strategy to focus on its core business of life insurance, pensions and related investment products. Considering GE's leadership in commercial finance, AEGON is pleased that TFC's commercial lending business will become part of their organization.

After conclusion of the sale, TFC's remaining businesses will primarily consist of maritime container and European trailer leasing, and real estate information services. Total managed assets will be approximately USD 2.1 billion.

In addition to the USD 2.4 billion of internal debt, which will be retired, AEGON will use the USD 1.0 billion net proceeds of the transaction to retire outstanding debt. The closing will occur after receipt of regulatory approvals and is subject to the amendment or waiver of certain provisions of TFC's outstanding debt securities as well as other customary closing conditions. AEGON N.V. intends to offer its guarantees as consideration in connection with its solicitation of consents from the required percentage of TFC debt holders to effect the requisite amendments or waivers.


* The amount of USD 5.4 billion includes an outright asset sale of USD 0.7 billion.

Disclaimer

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

o    Changes in general economic conditions, particularly in the United
     States, the Netherlands and the United Kingdom;
o Changes in the performance of financial markets, including emerging markets, including:
     o The frequency and severity of defaults by issuers in our fixed income investment portfolios; and
     o The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
o    The frequency and severity of insured loss events;
o Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
o Changes affecting interest rate levels and continuing low interest rate levels;
o Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;
o Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
o Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
o    Acts of God, acts of terrorism and acts of war;
o    Changes in the policies of central banks and/or foreign governments;
o Litigation or regulatory action that could require us to pay significant damages or change the way we do business;
o    Customer responsiveness to both new products and distribution channels;
o Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
o Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

A registration statement relating to the offering of guarantees of AEGON N.V. has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. A written prospectus relating to the offering of AEGON N.V. guarantees by AEGON N.V. to holders of Transamerica Finance Corporation debt securities may be obtained by contacting AEGON N.V. at its headquarters at AEGONplein 50, The Hague, the Netherlands or by contacting the telephone numbers listed below.

The Hague, August 5, 2003
-------------------------------------------------------------------------------
Inquiries:

AEGON N.V.
Group Communications                                Investor Relations
Phone : +31 (0)70 344 83 44                         NL  +31 (0)70 344 83 05
                                                    USA +1 410 576 45 77
Web site: www.aegon.com
-------------------------------------------------------------------------------